Filing under Rule 425 under
the U.S. Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
U.S. Securities Exchange Act of 1934
Filing by: VNU N.V.
Subject Company: IMS Health Incorporated
Commission File No.: 001-14049

[Below is information made available to employees of VNU N.V. on August 29, 2005]
     E-mailed by: Factiva Publisher
     Folder: Competitors and Peers (includes content licensed through Dow Jones Interactive and Reuters Business Briefing)
Headlines:
UPDATE 3-NDCHealth to be acquired by Per-Se, Wolters Kluwer
UPDATE: Wolters Kluwer To Buy NDCHealth Ops For $382M
NEWS SNAP: Wolters Kluwer Buys NDCHealth’s Info Mgmt Ops
     UPDATE 3-NDCHealth to be acquired by Per-Se, Wolters Kluwer
454 words
06:17 am, 29/08/2005
Reuters News
English
(c) 2005 Reuters Limited
(Adds US share prices)
NEW YORK/LONDON, Aug 29 (Reuters) — Healthcare software developer NDCHealth Corp. said on Monday it would be acquired by rival Per-Se Technologies , with a portion of the business spun off to Dutch publisher Wolters Kluwer in a combined transaction of about $1 billion.
Per-Se will acquire most of Atlanta-based NDCHealth, including the physician, hospital and retail pharmacy businesses, for about $665 million, including the refinancing of NDCHealth’s outstanding debt at closing, currently about $270 million.
Separately, Wolters Kluwer, based in Amsterdam, will buy the pharmaceutical information management business from NDCHealth for $382 million in cash. The unit will become part of its Health division’s pharma solutions unit.
The combined transaction, after income taxes, debt refinancing and transaction costs, will result in compensation to NDCHealth’s shareholders of $19.50 per share, with at least $13.00 paid in cash and up to $6.50 paid in Per-Se stock, in an arrangement to be determined by Per-Se and to be announced prior to the shareholder meetings.
NDCHealth shares rose $1.12, or 6.3 percent, to $18.89. Per-Se Technologies fell a 29 cents to $19.75 or 1.5 percent while Wolters Kluwer shares in Amsterdam were up 0.59 percent at 15.28 euros. NDCHealth, which develops software for the health care industry, earlier this year announced it was considering strategic options. The company recently restated two years of earnings and is the subject of an investigation by the Securities and Exchange Commission.
Analysts said the multiple that Wolters Kluwer paid was reasonable compared with multiples paid in the sector recently.
“Strategically this acquisition is a nice fit, while the multiples paid by Wolters are below those paid by VNU for IMS Health,” brokerage Petercam said in a research note.
For Wolters Kluwer, the deal is its largest under Chief Executive Nancy McKinstry, who took over in 2003 after a decade-long acquisition spree transformed a small Dutch education house into a global publisher.
Buying and integrating more than 300 companies eventually exhausted the company’s cashflow, however, and distracted it as its rivals pushed ahead into electronic publishing, leaving it trailing during a key industry transformation.
Wolters Kluwer said the deal values the business at 10.5 times adjusted earnings before interest, taxes, depreciation and amortization, and restructuring costs.

Wolters Kluwer said it expected cost savings in general and in administrative functions and that the deal would add 3 cents to ordinary earnings per share in 2006. (Additional reporting by Wendel Broere in Amsterdam) LBA0000020050829e18t0007l
     UPDATE: Wolters Kluwer To Buy NDCHealth Ops For $382M
By Roberta Cowan
Of DOW JONES NEWSWIRES
897 words
02:14 pm, 29/08/2005
Dow Jones International News
English
(c) 2005 Dow Jones & Company, Inc.
AMSTERDAM (Dow Jones)—Wolters Kluwer NV (39588.AE) said Monday that it agreed to buy the pharmaceutical information management operations of U.S. company NDCHealth Corp. (NDC) for $382 million in cash, aiming to bolster a division that has suffered declining earnings of late.
The move by the Dutch publisher is part of a broader transaction in which the U.S.’ Per-Se Technologies Inc. (PSTI) will acquire Atlanta-based NDCHealth, including its physician, hospital and retail pharmacy businesses for $665 million.
Wolters Kluwer, itself the subject of recent takeover speculation, has made several purchases this year, and the latest is the biggest so far. The acquisition will pitch Wolters Kluwer into competition with Dutch company VNU NV (38987.AE), which in July announced a $7 billion takeover of IMS Health Inc. (RX), NDCHealth’s main rival.
Petercam analyst Gert Potvlieghe said the deal is a “nice fit,” noting that Wolters Kluwer is paying a lower valuation multiple than VNU did for IMS. He rates Wolters Kluwer shares buy.
At 1142 GMT, the stock was up EUR0.04, or 0.3%, at EUR15.23, in a weaker overall market. The company has a market capitalization of around EUR4.4 billion.
Rabo Securities analyst Hans Slob said Wolters Kluwer needs to show evidence that it can grow revenues in its other operations before investors applaud the NDCHealth plans. He rates the stock neutral with a EUR18 price target.
Wolters Kluwer Chief Executive Nancy McKinstry said on a conference call with reporters that NDCHealth is the second player to IMS in the U.S. “The difference is that NDCHealth is more focused on the U.S. market, whereas IMS focuses on the U.S. and global markets,” she said.
The Dutch company aims to leverage its strong presence in the rest of world to broaden NDCHealth’s focus, she added.
Under McKinstry, Wolters Kluwer is trying to lift sales and profit by transforming itself into an online and multimedia publisher and provider of business information from a traditional publisher of medical and legal journals.
McKinstry had said in the past she was looking for bolt-on acquisitions rather than transformational deals. She told Dow Jones Newswires that NDCHealth is complimentary and builds on Wolters Kluwer’s current portfolio.
McKinstry said the pharmaceutical and biotech markets have “significant potential for growth.” The purchase, set to close in the fourth quarter, will add EUR0.03 to Wolters Kluwer’s earnings per share in 2006, the company said.
Management problems at NDCHealth have stifled revenues at the U.S. company, meaning it has underperformed the overall market, which has been recording annual growth of 5% to 7%, analyst Slob noted.
Slob said he has some “doubts” that the NDCHealth business will be able compete with industry leader IMS, which is five times its size. He also cautioned that the acquisition puts Wolters Kluwer’s health unit into new market research territory, as opposed to publishing.
But he notes the move will reduce short-term speculation about Thomson Corp. (TOC) or Reed Elsevier NV (ENL) bidding for Wolters Kluwer. “The company is targeting acquisitions, rather than being a target itself,” he said.

The NDCHealth information management operations, which are mostly located in Arizona, provide data and business intelligence products, as well as market research for the pharmaceutical, biotech, and medical devices industries.
The operations will post sales of $165 million and earnings before interest, tax, depreciation and amortization, or EBITDA, of $36 million, adjusted for restructuring and integration costs, in 2005, Wolters Kluwer said in a statement.
Wolters Kluwer’s health unit provides information for medical and healthcare institutions. Its products include among other things, online databases that allow doctors or nurses to call up information on drugs or diseases as well as review patients’ records. The NDCHealth activities will be integrated into the pharmaceuticals solutions division.
CEO McKinstry said the integration will be complete within six to 12 months, and there are no plans to cut any of the 450 NDCHealth jobs, or change management.
Lower earnings at Wolters Kluwer’s health unit in the second quarter held back overall profit growth at the Amsterdam-based company in the period.
The health division’s earnings before interest, tax, and amortization, or EBITA, slipped 16% to EUR27 million in the quarter. Following the second-quarter results, some analysts cut their ratings and expectations for the stock.
The health division had sales of EUR623 million last year, or 19% of the company’s total.
CEO McKinstry reiterated her 2005 forecast Monday. She expects revenue growth of 1% to 2% at constant currencies, excluding acquisitions and divestments.
Wolters Kluwer has operations in North America, Europe and Asia Pacific. Its core markets are health, tax, accounting, legal, financial services and education. Per-Se Technologies said in a separate statement that the combined transaction, after income taxes, debt refinancing and deal costs, will result in compensation to NDCHealth’s shareholders of $19.50 a share, with at least $13 in cash and up to $6.5 in Per-Se stock.
NDCHealth shares closed at $17.77 Friday, while Per-Se Technologies ended at $20.04.
Company Web site: http://www.wolterskluwer.com
-By Roberta Cowan, Dow Jones Newswires; 31 20 626 0770; roberta.cowan@dowjones.com [ 29-08-05 1214GMT ] DJI0000020050829e18t000pf
     NEWS SNAP: Wolters Kluwer Buys NDCHealth’s Info Mgmt Ops
By Roberta Cowan
Of DOW JONES NEWSWIRES
565 words
09:01 am, 29/08/2005
Dow Jones International News
English
(c) 2005 Dow Jones & Company, Inc.
AMSTERDAM (Dow Jones)—Wolters Kluwer NV (39588.AE) said Monday that it agreed to buy the pharmaceutical information management operations of U.S. company NDCHealth Corp. (NDC) for $382 million in cash, bolstering a division that has suffered declining earnings of late.
The move by the Dutch publisher is part of a broader transaction that will also see the U.S.’ Per-Se Technologies Inc. (PSTI) buy NDCHealth’s physician, hospital and retail pharmacy businesses for $665 million.
Wolters Kluwer, which itself has been the subject of takeover speculation recently, has made a string of acquisitions this year, though the purchase of the NDCHealth business is the biggest so far.
“The company is targeting acquisitions, rather than being a target itself,” Rabo Securities analyst Hans Slob said. He doesn’t expect a buyout of Wolters Kluwer in the short term and rates the stock neutral with a EUR18 target. The shares closed at EUR15.19 Friday.
Chief Executive Nancy McKinstry said in a statement that the pharmaceutical and biotech markets are areas “where we see significant potential for growth.” The purchase, set to close in the fourth quarter, will add EUR0.03 to Wolters Kluwer’s earnings per share in 2006, the company said.

Under McKinstry, Wolters Kluwer is trying to grow profit by transforming itself into an online and multimedia publisher and provider of business information from a traditional publisher of medical and legal journals.
McKinstry had said in the past she was looking for bolt-on acquisition targets rather than transformational deals.
The NDCHealth information management operations, which are mostly located in Arizona, provide data and business intelligence products, as well as market research for the pharmaceutical, biotech, and medical devices industries.
The business will post sales of $165 million and earnings before interest, tax, depreciation and amortization, or EBITDA, of $36 million, adjusted for restructuring and integration costs, in 2005.
Wolters Kluwer’s health unit provides information for medical and healthcare institutions. Its products include online tools and drug and disease databases.
The company will integrate the NDCHealth activities into its pharmaceuticals solutions business, focussing on services that allow drug makers to monitor sales activities and set compensation for their sales representatives.
Lower earnings at the health unit in the second quarter held back overall profit growth at Wolters Kluwer in the period. The health division’s earnings before interest, tax, and amortization, or EBITA, slipped 16% to EUR27 million in the quarter. Following the second-quarter results, some analysts cut their ratings and expectations for the stock.
The health division had sales of EUR623 million last year, or 19% of the company’s total. CEO McKinstry this month kept her 2005 forecast, reiterating she expects revenue growth of 1% to 2% at constant currencies, excluding acquisitions and divestments.
The company has operations in North America, Europe and Asia Pacific. Its core markets are health, tax, accounting, legal, financial services and education.
Wolters Kluwer’s purchase of the NDCHealth activities comes little more than a month after Dutch market research firm VNU NV (38987.AE) unveiled a $7 billion acquisition of IMS Health Inc. (RX) of the U.S.
Company Web site: http://www.wolterskluwer.com
-By Roberta Cowan, Dow Jones Newswires; 31 20 626 0770; roberta.cowan@dowjones.com [ 29-08-05 0701GMT ] DJI0000020050829e18t000cj
About IMS Health Incorporated
IMS Health Incorporated (“IMS”) provides sales management and market research information services to the pharmaceutical and healthcare industries worldwide. IMS provides information services covering more than 100 countries and maintains offices in 76 countries on six continents, with approximately 64% of total 2004 IMS revenue generated outside the United States. IMS is listed on the New York Stock Exchange (NYSE: RX).
About VNU N.V.
VNU N.V. (“VNU”) is a global information and media company with leading market positions and recognized brands. VNU is active in more than 100 countries, with its headquarters located in Haarlem, The Netherlands and New York, USA. In 2004, total revenues amounted to EUR 3.8 billion. VNU is listed on the Euronext Amsterdam stock exchange (ASE: VNU), and VNU is part of the AEX Index of leading Netherlands-based stocks.
Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
     This document contains certain forward-looking information about IMS Health Incorporated (“IMS”), VNU N.V. (“VNU”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of IMS and VNU, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to: the failure of stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or that doing so will be costly or result in significant charges; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the results of the reconciliation of IMS’ financial statements into IFRS and the results of the reconciliation of VNU’s results into U.S. GAAP; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the risk that VNU is not able to maintain its status as a foreign private issuer; risks associated with operating on a global basis, including fluctuations in the value of foreign currencies relative to the U.S. dollar, and the ability to successfully hedge such risks; to the extent the companies seek growth through acquisition, the ability of the companies to complete development of or to develop new or advanced technologies and systems for their businesses on a cost-effective basis; the ability to successfully achieve estimated effective tax rates and corporate overhead levels; competition, particularly in the markets for pharmaceutical information and audience measurement services; regulatory and legislative initiatives, particularly in the area of privacy; the outcome of pending legal and regulatory proceedings; leverage and debt service (including sensitivity to fluctuations in interest rates); compliance with covenants in loan agreements; the ability to obtain future financing on satisfactory terms; deterioration in economic conditions, particularly in the pharmaceutical, healthcare, media, information technology or other industries in which customers operate; and conditions in the securities markets which may affect the value or liquidity of portfolio investments. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither IMS nor VNU undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in IMS’ various reports with the Securities and Exchange Commission (“SEC”), including but not limited to IMS’ Annual Report on Form 10-K for the year ended December 31, 2004 and IMS’ Quarterly Reports on Form 10-Q for the quarterly period ending March 31, 2005, and VNU’s Annual Report for the year ended December 31, 2004, which have been filed with the SEC. You may read and copy the above-mentioned SEC filings and other information at the public reference facilities maintained by the SEC located at 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials can be obtained from the Public Reference Section of the Securities and Exchange Commission at prescribed rates by calling the Commission at 1-800-SEC-0330. Many of these materials are also available at the SEC’s Internet site (http://www.sec.gov).
Additional Information and Where to Find It
     This document may be deemed to be solicitation material in respect of the proposed merger of IMS and VNU. In connection with the proposed transaction, VNU and IMS will file a registration statement on Form F-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC. VNU and IMS will file a definitive registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. STOCKHOLDERS OF IMS AND VNU ARE ENCOURAGED TO READ THE DEFINITIVE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to stockholders of IMS and VNU. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from IMS’ Investor Relations at 1499 Post Road, Fairfield, CT, 06824 or from VNU’s Investor Relations at Ceylonpoort 5-25, 2037 AA Haarlem, The Netherlands.

Participants in Solicitation
     IMS, VNU and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IMS’ participants is set forth in the proxy statement, dated March 23, 2005, for IMS’ 2005 annual meeting of stockholders as filed with the SEC on Schedule 14A. Information regarding VNU’s participants is set forth in VNU’s Annual Report for the year ended December 31, 2004. Additional information regarding the interests of IMS’ and VNU’s participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC.
Regulation G Legend
This presentation may contain certain non-GAAP financial measures. Reconciliations between certain non-GAAP financial measures and the GAAP financial measures will be made available in the joint proxy statement/prospectus. VNU figures have been prepared in accordance with Dutch GAAP and IFRS. IMS figures are prepared in accordance with U.S. GAAP. All pro forma consolidated financial information has been prepared by aggregating financial information based on these differing accounting standards and might be materially different if IMS figures were presented in accordance with Dutch GAAP or IFRS or if VNU figures were presented in accordance with U.S. GAAP. The definitive registration statement, including the definitive joint proxy statement/prospectus, may include adjustments to the financial statements of VNU to reflect differences between U.S. and Dutch GAAP and between the U.S. and Dutch approaches to financial statement presentation.